UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENDEAVOUR INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29259G200

(CUSIP Number)

Talisman Group Investments, L.L.C.

324 Royal Palm Way, Suite 229

Palm Beach, FL 33480

(212) 672-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

March 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Talisman Realty Capital Master, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Talisman Group GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Talisman Group Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS The Talisman Group, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Talisman Family, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Jason Taubman Kalisman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”), and hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2014 as amended by Amendment No. 1 to the Schedule 13D filed on February 24, 2014 (together, the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by replacing the second paragraph in its entirety with the following:

The aggregate number of Common Stock beneficially owned by the Reporting Persons is 7,620,570 for which aggregate consideration of $34,688,167 has been paid, consisting of (a) 2,000,000 shares of Common Stock, (b) 1,620,570 shares of Common Stock issuable upon conversion of the Issuer’s 5.5% Senior Notes due 2016 (the “Convertible Notes”), and (c) 4,000,000 shares of Common Stock deliverable upon exercise of options (the “Options”) that are exercisable within 60 days of March 3, 2014. TRC Master Fund holds 40,000 Options and each Option is exercisable for 100 shares of Common Stock. The source of the funds used to purchase the Common Stock, Convertible Notes and Options described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. The percentage of total outstanding Common Stock beneficially owned by the Reporting Persons changed due to a private placement of the Issuer’s Common Stock which the Issuer announced on March 5, 2014. References to percentage ownerships of Common Stock in this Statement are based upon 51,738,404 shares of Common Stock outstanding, which includes (i) 47,200,000 shares of Common Stock stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2013, (ii) 2,917,834 shares of Common Stock issued by the Issuer in a private placement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2014, and (iii) 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes. The Reporting Persons may be deemed to beneficially own an aggregate of 7,620,570 shares of Common Stock consisting of 2,000,000 shares of Common Stock, 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, and 4,000,000 shares of Common Stock deliverable upon exercise of the Options, which constitutes 14.73% of the Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TRC Master Fund beneficially owns 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The General Partner, as the general partner of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Manager, as the investment advisor of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Holdco, which is the sole owner of the Manager, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The InvestCo, which is the sole owner of the Holdco, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Jason Taubman Kalisman, who is the managing member of the InvestCo, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.73% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all purchases and sales with respect to the Common Stock, Options and Convertible Notes effected since the most recent filing on Schedule 13D, filed on February 24, 2014. All such purchases and sales of Common Stock, Options and Convertible Notes were effected by TRC Master Fund in the open market, and the table includes commissions paid in per share prices.

Date	Type	Purchase or Sale	# of Options	Price per Option
3/3/2014	European-style Options	Sale	40,000	$0.42
3/3/2014	American-style Options	Purchase	40,000	$1.31

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.

By:	Talisman Group GP, L.L.C., its General Partner

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP GP, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman